SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Flagstone Reinsurance Holdings, S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

L3466T104
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.             NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
1,617,770

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
1,617,770

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,617,770

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*     [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.             NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
2,426,652

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
2,426,652

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,426,652

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                         [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.             NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
2,426,652

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
2,426,652

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,426,652

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                           [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of August 5, 2011.

ITEM 1.                   Security and Issuer.

This statement relates to the common shares, $.01 par value (the "Common Stock"), of Flagstone Reinsurance Holdings, S.A. (the "Issuer").  The Issuer's principal executive office is located at 37 Val St André, L-1128 Luxembourg, Grand Duchy of Luxembourg.

ITEM 2.                   Identity and Background.

(a)-(c)                      This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Singer is a citizen of the United States of America.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Elliott Working Capital                                                                 $13,315,040

Elliott International Working Capital                                         $19,972,535

ITEM 4.                      Purpose of Transaction.

 Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

 Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

The Reporting Persons reserve the right to further discuss and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer or its securities.  The Reporting Persons may take positions or make proposals with respect to potential changes in the strategy and future plans of the Issuer or strategic alternatives as a means of enhancing shareholder value.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           Elliott Associates individually beneficially owns 1,617,770 shares of Common Stock.  The 1,617,770 shares of Common Stock individually beneficially owned by Elliott Associates constitute 2.3% of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 2,426,652 shares of Common Stock, which constitute 3.5% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 4,044,422 shares of Common Stock constituting 5.8% of all of the outstanding shares of Common Stock.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 8, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
-------------------------------------------
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
-------------------------------------------
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
---------------------------------------------
Elliot Greenberg
Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Flagstone Reinsurance Holdings, S.A. dated August 8, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  August 8, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
-------------------------------------------
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
-------------------------------------------
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
---------------------------------------------
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price ($) per Share (excl. of commissions)
08-Aug-2011	Common	7,760	$7.733000
08-Aug-2011	Common	16,000	$7.726400
08-Aug-2011	Common	20,525	$7.709500
05-Aug-2011	Common	30,000	$7.968300
04-Aug-2011	Common	87,440	$8.030500
03-Aug-2011	Common	19,440	$8.243900
03-Aug-2011	Common	4,000	$8.256800
02-Aug-2011	Common	14,000	$8.328600
02-Aug-2011	Common	789	$8.324200
02-Aug-2011	Common	10,000	$8.294300
01-Aug-2011	Common	5,774	$8.696300
29-Jul-2011	Common	520	$8.427700
29-Jul-2011	Common	2,172	$8.456400
29-Jul-2011	Common	2,360	$8.599000
27-Jun-2011	Common	2,640	$8.301800
27-Jun-2011	Common	23,274	$8.552200
27-Jun-2011	Common	(2,000)	$8.559900
24-Jun-2011	Common	21,846	$8.234900
23-Jun-2011	Common	2,640	$8.220400
23-Jun-2011	Common	4,131	$8.246300
20-Jun-2011	Common	2,496	$8.350000
15-Jun-2011	Common	7,600	$8.311500
14-Jun-2011	Common	13,560	$8.421500
10-Jun-2011	Common	1,212,800	$8.249000
10-Jun-2011	Common	7,000	$8.128800

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price ($) per Share (excl. of commissions)
08-Aug-2011	Common	11,640	$7.733000
08-Aug-2011	Common	24,000	$7.726400
08-Aug-2011	Common	30,787	$7.709500
05-Aug-2011	Common	45,000	$7.968300
04-Aug-2011	Common	131,160	$8.030500
03-Aug-2011	Common	29,160	$8.243900
03-Aug-2011	Common	6,000	$8.256800
02-Aug-2011	Common	21,000	$8.328600
02-Aug-2011	Common	1,184	$8.324200
02-Aug-2011	Common	15,000	$8.294300
01-Aug-2011	Common	8,660	$8.696300
29-Jul-2011	Common	780	$8.427700
29-Jul-2011	Common	3,258	$8.456400
29-Jul-2011	Common	3,540	$8.599000
27-Jun-2011	Common	3,960	$8.301800
27-Jun-2011	Common	34,911	$8.552200
27-Jun-2011	Common	(3,000)	$8.559900
24-Jun-2011	Common	32,768	$8.234900
23-Jun-2011	Common	3,960	$8.220400
23-Jun-2011	Common	6,196	$8.246300
20-Jun-2011	Common	3,744	$8.350000
15-Jun-2011	Common	11,400	$8.311500
14-Jun-2011	Common	20,340	$8.421500
10-Jun-2011	Common	1,819,200	$8.249000
10-Jun-2011	Common	10,500	$8.128800

All of the above transactions were effected on the open market.